UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

SEC File Number: 000-55802

CUSIP Number: 404123101

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2018

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________________

PART I

REGISTRANT INFORMATION

H/CELL ENERGY CORPORATION
Full Name of Registrant

Former Name if Applicable

97 River Road
Address of Principal Executive Office (Street and Number)

Flemington, New Jersey 08822
City, State and Zip Code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

H/Cell Energy Corporation (the “Company”) is unable to complete its Quarterly Report on Form 10-Q for the first fiscal quarter ended March 31, 2018 (the “Quarterly Report”) prior to the filing deadline for the Quarterly Report on May 15, 2018 as the result of the need to complete financial statement preparation and disclosures in light of its acquisition of PVBJ Inc. (“PVBJ”) during the quarter ended March 31, 2018. Due to unforeseen complications involving the historical financial records of PVBJ, the Company could not finalize its financial statement preparation and disclosures for the first fiscal quarter ended March 31, 2018 without unreasonable effort and expense.

The Company expects to file its Quarterly Report within the extension period of five calendar days as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

Matthew Hidalgo	(908)	837-9097
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

As disclosed by the Company in a Form 8-K filed on April 19, 2018, the Company was required to file an amended Form 8-K relating to the financial information required by Item 9.01(a) and 9.01(b) for PVBJ, which has not yet been filed, but is expected to be filed immediately prior to the filing of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2018.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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H/Cell Energy Corporation

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 15, 2018		/s/ MATTHEW HIDALGO
	By:	Matthew Hidalgo
	Title:	Chief Financial Officer

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